MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

January 7, 2008

Mr. John Cash

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                               Desarrolladora Homex, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2006

File No. 001-32229

Dear Mr. Cash:

On behalf of our client, Desarrolladora Homex, S.A.B. de C.V. (“Homex”), we submit this response to your letter dated December 19, 2007 relating to Homex’s Form 20-F for the year ended December 31, 2006 (the “Form 20-F”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  Homex believes that it has replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2006

General

1.                                      You indicated that you would revise your disclosures related to MD&A and capitalization of net comprehensive financing costs in response to our prior comments 2 and 6, respectively. However, it does not appear that these comments were complied with. In this regard, please revise your future filings to address prior comments 2 and 6.

In future fillings, we will undertake additional disclosures to further address the differences in gross profit that arise between US GAAP and Mexican Financial Reporting Standards (“MFRS”).   We will also expand Management’s Discussion and Analysis of Financial Condition and Result of Operations (“MD&A”) to include disclosures on known or anticipated trends that may impact our operating results under MFRS, as well as U.S. GAAP, with the goal of providing investors with additional information to further understand historical trends and future expectations through the eyes of our management.   Additionally, we are required to begin capitalizing interest for MFRS in 2007 and will ensure  that our disclosure states that capitalized interest expenses in the cost of inventories is included in cost of sales.

2.                                      We note your response to prior comment 12 regarding the applicability of FIN 45 disclosures to your company. Please supplementally tell us whether the insurance policies for manufacturing defects are granted and held by the homeowner or are held by you. Please also tell us whether you recognize a warranty accrual in your financial statements for manufacturing defects. Additionally, please revise future filings to explain these insurance policies and any potential liabilities that you may be exposed to.

The Company holds insurance that covers defects, hidden or visible, during construction and which also covers the warranty period provided by the Company to home buyers.   As mentioned in Note 25 to the financial statements , we provide a two year warranty to all of our customers.   This warranty could apply to damages derived either from our operations or from defects in materials supplied by third parties (such as electrical installations,  plumbing, gas, waterproofing, etc.) or other circumstances outside our control.

For manufacturing defects, we do not recognize a warranty accrual in our consolidated financial statements since we obtain a security bond from our contractors to cover the claims related to their work.   We withhold a guarantee deposit from them, which is reimbursed to our contractors once the warranty for manufacturing defects period expires.  We believe that at December 31, 2006 we had no unrecorded losses with respect to these warranties.

In future filings we will further disclose our policy, including any disclosures required by the FIN 45, paragraph 14.   This disclosure will be made as part of our Commitments and Contingencies note to the financial statements.

Note 26 – Summary of Differences between Mexican Financial Reporting Standards (MFRS) and U.S. GAAP, page F-30

3.                                      In future filings, please revise your disclosure to provide the segment information required by paragraphs 25-27 and 32 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information.

The Company’s MFRS segments disclosures are included in Note 18 to its consolidated MFRS financial statements.  Currently, management utilizes information generated internally for daily analysis of its operations, including its revenues, its income from operations and its depreciation and amortization — by different type of segment.    The Company does not prepare daily or other periodic (including annual) MFRS financial information containing balance sheet data, capital expenditure data or any other operating data set forth in paragraph 32 of FAS 131.   Segment reports are prepared based on MFRS (percentage of completion basis) for revenue recognition.  The criteria for revenue recognition under MFRS and U.S. GAAP differ substantially, and the Company does not currently generate additional segment reports analyzing U.S. GAAP segment data.

Currently, the Company is not envisioning further report generation or additional segment disclosure in its Summary of Differences between MFRS and U. S. GAAP as we believe our current Note 18 disclosures comply with paragraph 25-27 and 32 of SFAS 131 Disclosures about Segments of an Enterprise and Related Information.

A. Revenue and Cost Recognition, page F-31

4.                                      In future filings, please disclose when title passes to the buyer under U.S. GAAP. If title passes other than upon closing and the buyer taking possession of the home, please explain to us how you determined your policy complies with U.S. GAAP.

In future filings we will expand on our revenue recognition policies.   Specifically, we will indicate that revenue is recognized when title passes to the buyer, and the buyer thus has the legal right to take possession of the property.   These both occur upon signing of an “escritura” document at closing.   We will also further disclose in future filings how our revenue recognition policies comply with both FAS 66 and SAB 104.

* * * * * * *

As requested in your letter, the company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224.

Very truly yours,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald